Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-261398

Supplement dated July 28, 2023

To Prospectus Supplement dated August 5, 2022

(To Prospectus Dated December 22, 2021)

Up to $100,000,000

Common Stock

This supplement is being filed to update, amend and supplement information in that certain prospectus supplement, dated August 5, 2022, relating to the offer and sale of shares of our common stock, par value $0.001 per share, from time to time through the sales agent named therein. Sales of our common stock, if any, pursuant to this supplement, the prospectus supplement and the accompanying prospectus, dated December 22, 2021, will be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. This supplement should be read in conjunction with the prospectus supplement and the accompanying prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the prospectus supplement.

This supplement is being filed to reflect that we, Gladstone Management Corporation and Gladstone Administration, LLC have entered into an Amended and Restated Equity Distribution Agreement, dated July 28, 2023 (the “A&R Sales Agreement”), with Jefferies LLC (“Jefferies”) and Huntington Securities, Inc. (“Huntington” and together with Jefferies, the “Sales Agents”) in order to add Huntington as an additional sales agent, effective as of the date hereof, and to provide that we may offer and sell shares of our common stock having an aggregate offering price of up to $100,000,000 from time to time through the Sales Agents (which amount includes all shares of our common stock previously sold pursuant to the equity distribution agreement, dated May 10, 2021, as amended on August 5, 2022). Accordingly, each reference to the terms “sales agent” and “Jefferies” in the prospectus supplement are hereby amended to refer to “sales agents” and include Huntington and each reference to “Sales Agreement” is hereby amended to collectively refer to the A&R Sales Agreement and, prior to the date hereof, the equity distribution agreement, dated May 10, 2021, as amended on August 5, 2022. As of the date of this supplement, we have sold 4,951,567 shares of our common stock under the Sales Agreement for gross proceeds of approximately $50.5 million, leaving approximately $49.5 million available to be offered by this supplement, the prospectus supplement and the accompanying prospectus.

Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their NAV. If our shares trade at a discount to our NAV, it will likely increase the risk of loss for purchasers in this offering. Investing in shares of our common stock involves a high degree of risk. Before investing, you should read the material risks described in the “Risk Factors” section on page S-8 of the prospectus supplement, on page 4 of the accompanying prospectus and in any reports and information that we file from time to time with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference into the prospectus supplement and the accompanying prospectus.

Jefferies	Huntington Capital Markets

The date of this supplement is July 28, 2023

In addition, the following sections of the prospectus supplement are hereby amended and restated as follows:

Plan of Distribution

We have entered into the A&R Sales Agreement with Jefferies and Huntington, under which we may offer and sell up to $100,000,000 of shares of our common stock (which amount includes all shares of our common stock previously sold pursuant to the equity distribution agreement, dated May 10, 2021, as amended on August 5, 2022) from time to time through Jefferies and Huntington acting as sales agents. Sales of shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, at market prices prevailing at the time of sale, at prices related to prevailing market prices or negotiated prices. We will instruct the Sales Agents as to the amount of common stock to be sold. We may instruct the Sales Agents not to sell common stock if the sales cannot be effected at or above the price designated by us in any instruction. We or the Sales Agents may suspend the offering of shares of common stock upon proper notice and subject to other conditions. As of the date of this supplement, we have sold 4,951,567 shares of our common stock under the Sales Agreement for gross proceeds of approximately $50.5 million, leaving approximately $49.5 million available to be offered by this supplement, the prospectus supplement and the accompanying prospectus.

Each time we wish to issue and sell shares of our common stock under the A&R Sales Agreement, we will notify a Sales Agent (the “Designated Agent”) of the number of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed the Designated Agent, unless the Designated Agent declines to accept the terms of such notice, the Designated Agent has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the Designated Agent under the A&R Sales Agreement to sell shares of our common stock are subject to a number of conditions that we must meet.

The Sales Agents will receive from us a commission to be negotiated from time to time but in no event in excess of 2.0% of the gross sales price of all shares of our common stock sold through them as sales agents under the A&R Sales Agreement. We estimate that the total expenses for the offering, excluding compensation payable to the Sales Agents under the terms of the A&R Sales Agreement, will be approximately $115,000, assuming the sale of the $100.0 million of common stock offered under this prospectus supplement which includes our legal, accounting and printing costs and various other fees associated with the offering.

Settlement for sales of shares of common stock will occur on the second trading day following the date on which such sales are made, or on some other date that is agreed upon by us and the Sales Agents in connection with a particular transaction, in each case in accordance with applicable rules and regulations, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Sales Agents will provide written confirmation of a sale to us no later than the opening of the trading day on Nasdaq following each trading day in which shares of our common stock are sold under the A&R Sales Agreement. Each confirmation will include the number of shares of common stock sold on the preceding day, the net proceeds to us and the compensation payable by us to the Sales Agents in connection with the sales.

In connection with the sale of the shares of common stock on our behalf, each Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Sales Agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Sales Agents against certain civil liabilities, including liabilities under the Securities Act and the 1940 Act.

The offering of shares of our common stock pursuant to the A&R Sales Agreement will terminate upon the earlier of (i) the sale of all shares of our common stock subject to the A&R Sales Agreement or (ii) the termination of the A&R Sales Agreement in accordance with its terms.

This summary of the material provisions of the A&R Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the A&R Sales Agreement will be filed as an exhibit to a Current Report on Form 8-K filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and incorporated into this prospectus supplement by reference.

The Sales Agents and their affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for us and our affiliates, for which services they may in the future receive customary fees. In the course of their business, the Sales Agents may actively trade our securities for their own accounts or for the accounts of customers, and, accordingly, the Sales Agents may at any time hold long or short positions in such securities.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by the Sales Agents, and the Sales Agents may distribute the prospectus supplement and the accompanying prospectus electronically.

The principal business address of Jefferies is 520 Madison Avenue, New York, New York 10022. The principal business address of Huntington is 41 South High Street, Columbus, Ohio 43287.

Legal Matters

Certain legal matters will be passed upon for us by Kirkland & Ellis LLP, Washington, D.C. Certain matters of Maryland law, including the validity of the common stock to be issued in connection with this offering, will be passed upon for us by Venable LLP, Baltimore, Maryland. Jefferies LLC and Huntington Securities, Inc. are being represented in connection with this offering by Cooley LLP, New York, New York. Kirkland & Ellis LLP and Cooley LLP may rely as to certain matters of Maryland law upon the opinion of Venable LLP.